Exhibit 17.1

Subsidiary Issuer of Registered Guaranteed Securities

Nomura Holdings, Inc. (“NHI”) fully and unconditionally guarantees certain securities issued by its indirect, wholly owned finance subsidiary, Nomura America Finance LLC (“NAFL”). The securities issued by NAFL and guaranteed by NHI that are subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are as follows:

•	Senior Global Medium-Term Notes, Series A